UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

InfoTech USA, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

871942108

(CUSIP Number)

September 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]Rule 13d-1(b)

[ X ]Rule 13d-1(c)

[	]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871942108	SCHEDULE 13G	Page 1 of 5

1.	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Charles L. Doherty

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		a. [	]
		b. [	]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

5.	SOLE VOTING POWER
NUMBER OF	452,500

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY		0

EACH

REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON		452,500

WITH

8.	SHARED DISPOSITIVE POWER
0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
452,500

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[	]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
8.5%

12.	TYPE OF REPORTING PERSON
IN

CUSIP No. 871942108	SCHEDULE 13G	Page 2 of 5

Item 1.

(a)	Name of Issuer:

InfoTech USA, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7 Kingsbridge Road

Fairfield, New Jersey 07004

Item 2.

(a)	Name of Person Filing:

Charles L. Doherty

(b)	Address of Principal Business Office or, if None, Residence:

15 Fearing Drive, Westwood, Massachusetts 02090

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

871942108

CUSIP No. 871942108	SCHEDULE 13G	Page 3 of 5

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[	]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[	]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[	]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[	]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[	]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[	]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act.

(i)	[	]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[	]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 871942108	SCHEDULE 13G	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

452,500 shares

(b)	Percent of class:

8.5%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote                                     452,500

(ii) Shared power to vote or to direct the vote                                            0

(iii) Sole power to dispose or to direct the disposition of               452,500

(iv) Shared power to dispose or to direct the disposition of                       0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 871942108	SCHEDULE 13G	Page 5 of 5

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2006

(Date)

/s/ Charles L. Doherty

Charles L. Doherty

(Name/Title)